Filed by:  New NiSource Inc.
                    Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Columbia Energy Group
                                Registration Statement File No: 333-33896


        On September 7, 2000, NiSource posted the following Questions and Answers to an intranet site relating to Project Compass which is accessible to NiSource employees:

        QUESTIONS AND ANSWERS POSTED TO PROJECT COMPASS INTRANET SITE
                              SEPTEMBER 7, 2000


   The following questions and answers provide some preliminary information regarding the merger and its effect on the Columbia Energy Group Savings Plan. As more detailed information becomes available, it will be provided to all participants.

   Q1. What happens to the Columbia Energy Group shares attributable to the Columbia match once the merger closes? Will they be con-verted to cash, NiSource shares, or a combination of both? If the shares are converted to NiSource shares, will they be "locked in," or will participants be able to sell the shares and move the proceeds to other funds once the conversion occurs?

   A1. Savings Plan participants will have the opportunity to instruct Fidelity regarding which consideration (cash and SAILS or NiSource shares) they wish to receive for the units credited to their account. However, it should be noted that FMTC (Fidelity), trustee of the Plan, is the shareholder of record and may be required by the Employee Retirement Income Security Act (ERISA) to override participants' instructions if one option does not constitute "adequate consideration" under ERISA.

        Participants who receive NiSource shares for Columbia shares attributable to the Company match will continue to be restricted from moving those shares to another fund under the Plan until age
        50. Any cash received as merger consideration, regardless of whether it was received for shares attributable to the Company match, will be invested in the Fidelity Retirement Money Market Portfolio and be available for movement into other funds at the participant's discretion. It has not been determined how the SAILS will be handled.

   Q2. Moving forward, how will the company match be treated? Will it be in NiSource shares?

   A2. After the closing, the Company match will be made in NiSource shares rather than Columbia shares. Employees over age 50 have the opportunity to direct the Company match into any of the investment options available under the Plan.





   Q3. What happens if I own Columbia shares outside of the Savings Plan? Will I have to make two separate decisions?

   A3. Yes. You will receive two forms - an instruction form from Fidelity for the Columbia shares held in the Savings Plan and an election form from Chase Mellon Shareholder Services or your broker for the Columbia shares held outside of the Plan. You may make different elections for each. You must complete both forms if you wish to elect stock for shares attributable to your account in the Plan and to elect stock for shares held outside the Plan. Please note that Fidelity's ability to override your decision applies only to the shares held in the Savings Plan.

   Q4.  When will I make the election on my Columbia shares?

   A4. In mid-September, all Plan participants who have an account balance in the Columbia Stock Fund will receive materials from Fidelity which will provide the deadline, and outline in detail the procedures for participants to follow to instruct Fidelity. Chase Mellon Shareholder Services will be providing election materials to those who hold shares outside the Plan.

   The following legend appears elsewhere on the Project Compass intranet site:

        These frequently asked questions contain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are subject to various risks and uncertainties. The factors that could cause actual results to differ materially from the projections, forecasts, estimates and expectations discussed herein include factors that are beyond the companies' ability to control or estimate precisely, such as estimates of future market conditions, the behavior of other market participants and the actions of federal and state regulators. Other factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the two companies' service territory, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. These and other risk factors are detailed from time to time in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release of information. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of the document.

        In addition to other documents filed with the Securities and Exchange Commission by the two companies, NiSource and the new holding company have filed a registration statement, which contains a joint proxy statement for NiSource and Columbia Energy Group. The final joint proxy statement/prospectus, dated April

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        24, 2000, is available and has been distributed to the companies'
        shareholders. Investment and security holders are urged to read the joint proxy statement/prospectus and other relevant documents filed with the SEC because they contain important information. Investors and security holders may receive the joint proxy statement/prospectus and other documents free of charge at the SEC's Web site, www. sec.gov, from NiSource Investor Relations at 801 East 86th Avenue, Merrillville, Indiana 46410 or at its Web site, www.nisource.com, or from Columbia Investor Relations at 13880 Dulles Corner Lane, Herndon, Virginia 20171 or at its Web site, www.columbiaenergygroup.com.






































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